
SEC MAIL PROCESSING
RECEIVED
MAR - 4
187
WASH. DC SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Vantico Secures Additional Equity Funding After Difficult Fourth Quarter in 2001

Luxembourg, 1 March 2002

- Morgan Grenfell to underwrite CHF50m equity injection.
- Bank covenants to December 2003 agreed.
- Sales in 2001 - CHF1,612 million (2000 - CHF1,782 million).
- Challenging fourth quarter in 2001.
- Modest sales growth anticipated in 2002.

Helmut Strametz, Chief Executive of Vantico, said today:

"This agreement will provide Vantico with an increased level of financial freedom needed to pursue the future strategy of reshaping the Group into a high performance organisation and provide a challenging and satisfying environment for our co-workers."

Contact:

Ken Greatbatch, CFO + 44 (0) 20 8814 7940

Vantico announces that it has reached agreement with its sponsors and major shareholder, Morgan Grenfell and its senior debt bank syndicate to provide additional funds and revised covenants through December 2003.

An agreement has been signed whereby Morgan Grenfell will underwrite a rights issue of CHF50m of equity and will also make available up to a further CHF25m of finance if certain agreed liquidity criteria are not achieved. An initial tranche of CHF25m has already been provided to the company in the form of a bridging loan that is expected to be replaced in March by the proceeds of a planned rights issue to existing shareholders.

Agreement has also been reached with the Company's senior banks to revise the basis of the bank covenants for the eight quarters through December 31 2003.

These arrangements are necessary following the greater than expected demands of separating from Ciba and the difficult trading conditions in Q4 which has culminated in an exceptionally low level of sales in December.

Terms of the new facilities

The planned rights issue underwritten by Morgan Grenfell will involve Vantico Holding offering existing shareholders the opportunity to subscribe for shares that have an aggregate nominal value of CHF50m. Additionally each shareholder will be offered an interest in loan stock which may be issued up to an aggregate euro amount equivalent to CHF25m.

The loan notes will only be available if Vantico's liquidity level drops below pre-agreed levels in the period through December 2003.

The revised Covenants

The new covenants agreed with the senior debt bank syndicate will remain in effect until December 2003 and are based on the budgeted performance of the Group over the next two years.

Liquidity Restructuring

Cash and cash equivalents at 31 December 2001 were CHF65 million, of which approximately CHF60 million was available in the form of cleared cash balances. Unutilised borrowing facilities available across the Group were approximately CHF70 million, resulting in total liquidity available to the Group of CHF130 million at 31 December 2001.

During the first quarter of 2002, cash restructuring costs of approximately CHF35 million are expected to be paid, primarily resulting from costs incurred in 2001, but with payment deferred until this year. Total cash restructuring costs for 2002 are expected to be CHF53 million, with the remaining CHF18 million to be incurred more evenly throughout the year.

Trading in 2001

The fourth quarter was particularly challenging for Vantico. Sales in the fourth quarter were CHF335 million (on a basis consistent with that of the previous year) reflecting low levels of activity in several industries served by Vantico. Vantico reports that in the twelve months to 31 December 2001 sales revenues were CHF1,612 million compared with sales in the corresponding period last year of CHF1,782 million.

Demand for its epoxy laminating resins and printed wiring board chemicals had been impacted earlier in the year by weak demand in the electronics sector. Composites sales to the aerospace industry dropped, and the automotive industry delayed development of new models impacting the tooling materials business. In the fourth quarter demand also softened in the European construction industry.

In December, sales were impacted to an unexpected degree by extended closure of our customer's facilities over the holiday period, poor weather that affected European civil engineering customers and what appears to have been aggressive destocking by our customers ahead of the year end. With customer ordering patterns having already been affected by the IT separation project, the extent of the downturn in December – in keeping with many companies in the chemical industry - was much more severe than Vantico had reason to expect. Sales were 30% lower than in December 2000 and were 21% lower in the fourth quarter of 2001 than in the corresponding quarter in the previous year. In constant currency, sales for the year ended 31 December 2001 were 6% lower than in the previous year.

In December 2001, Vantico forecasted EBITDA of CHF150m. As a result of the lower than expected sales in December, EBITDA (on a basis consistent with previous years) will not exceed CHF150m. Audited results for the year ended 31 December 2001 will be announced on 9 April 2002.

Current Year Trading

January 2002 sales were in line with our expectations and in constant currency approximately 90% of sales in January 2001. Whilst there are some indications that demand in the electronics sector is strengthening, it is unlikely that increased demand will be visible until the second half of the year.

Our exposure to the electronics industry will continue to impact sales, particularly in Europe. In addition, the reduction in commercial airplane programmes will affect our composites business and the delayed introduction of new models in the automotive industry will impact our tooling materials business. European sales are likely to continue at levels lower than in the previous year.

Although the Polymer Specialities Division is likely to encounter increasingly aggressive price competition, sales of structural adhesives have started the year strongly after achieving real growth in 2001.

Outlook

Overall, Vantico expects modest growth in sales in 2002 and will seek to achieve its budgeted performance by pursuing further operational improvements. It is expected that the implementation of its new information system will enable Vantico to reduce both its cost base and the levels of working capital.

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba Specialty Chemicals, backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation, for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico employs approximately 2,800 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialities, Adhesives and Tooling and Optronics.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Analyst and Investor Enquiries:

Vantico

Ken Greatbatch
Chief Financial Officer
Tel: +44 (0) 20 8814 7940
Fax: +44 (0) 20 8814 7950
Email: ken.greatbatch@vantico.com

Website: www.vantico.com

APPENDIX

Sales by Division per Quarter 2000 and 2001

2001 – CHF (000s)

Division	Q1	Q2	Q3	Q4	Total
Polymer Specialties	345	330	301	248	1,224
Adhesives & Tooling	78	78	73	68	297
Optronics	28	24	20	19	91
Total	**451**	**432**	**394**	**335**	**1,612**

2000 – CHF (000s)

Division	Q1	Q2	Q3	Q4	Total
Polymer Specialties	338	351	341	317	1,347
Adhesives & Tooling	80	76	74	76	306
Optronics	32	32	32	33	129
Total	**450**	**459**	**447**	**426**	**1,782**

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.



March 1, 2002

Kenneth Greatbatch
Chief Financial Officer